UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Petropavlovsk 2010 Limited (the “Issuer”)/Petropavlovsk PLC (the “Guarantor”)

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Jersey, Channel Islands (Issuer)/United Kingdom (Guarantor)

(Jurisdiction of Subject Company’s Incorporation or Organization)

Petropavlovsk 2010 Limited/Petropavlovsk PLC

(Name of Person(s) Furnishing Form)

U.S.$380,000,000 4.00% Guaranteed Convertible Bonds due 2015

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Petropavlovsk PLC

11 Grosvenor Place, London SW1X 7HH

United Kingdom

+44 (0) 207 201 8900

Amanda Whalley

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 2, 2015

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number

1.       Notice of Results of the Bondholder Meeting held on February 24, 2015.

Item 2. Informational Legends

The required legends have been included in prominent portions of the Exhibit 1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

The Issuer and the Guarantor have filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on February 3, 2015.

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PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned parties certifies that the information set forth in this statement is true, complete and correct.

PETROPAVLOVSK 2010 LIMITED

/s/ Andrey Maruta
Name:	Andrey Maruta
Title:	Director
Date:	February 25, 2015

PETROPAVLOVSK PLC

/s/ Andrey Maruta
Name:	Andrey Maruta
Title:	Chief Financial Officer
Date:	February 25, 2015

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